                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended August 31, 1997

                                      OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                  to
                              -------------------  --------------------

Commission file number:    0-19611

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        Citizens Federal Bank, F.S.B.
                 and Related Companies Savings and Investment
                                 401(k) Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             CitFed Bancorp, Inc.
                         One Citizens Federal Centre
                              Dayton, Ohio 45402

                             REQUIRED INFORMATION


The financial statements filed as part of the annual report of the plan include:


1. Audited statements of net assets available for benefits as filed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA");


2. Audited statements of changes in net assets available for benefits as filed under ERISA.

    SAVINGS AND
    INVESTMENT 401(k)PLAN
    OF CITIZENS FEDERAL
    BANK, F.S.B. AND
    RELATED COMPANIES

    Financial Statements as of August 31, 1997 and 1996 and for the Three Years in the Period Ended August 31, 1997 and Supplemental Schedules as of and for the Year Ended August 31, 1997 and Independent Auditors' Report

SAVINGS AND INVESTMENT 401(k) PLAN OF CITIZENS FEDERAL
BANK, F.S.B. AND RELATED COMPANIES

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                    Page
INDEPENDENT AUDITORS' REPORT                                                          1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits Including Supplemental
     Information by Fund - August 31, 1997 and 1996                                  2-3

   Statements of Changes in Net Assets Available for Benefits Including
     Supplemental Information by Fund - Years Ended August 31, 1997, 1996 and 1995   4-6

   Notes to Financial Statements                                                     7-9

SUPPLEMENTAL SCHEDULES AS OF AND FOR
   THE YEAR ENDED AUGUST 31, 1997:

   Item 27a - Schedule of Assets Held for Investment Purposes                         10

   Item 27d - Schedules of Reportable Transactions                                  11-12


INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of the
  Savings and Investment 401(k) Plan of
  Citizens Federal Bank, F.S.B. and Related Companies:

We have audited the accompanying financial statements of the Savings and Investment 401(k) Plan of Citizens Federal Bank, F.S.B. and Related Companies ("Plan") as of August 31, 1997 and 1996 and for each of the three years in the period ended August 31, 1997, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 1997 and 1996, and the changes in net assets available for benefits for each of the three years in the period ended August 31, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund for each of the three years in the period ended August 31, 1997 present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental information is the responsibility of the Plan's management. The accompanying supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental information by fund and the supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Dayton, Ohio
February 13, 1998

SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AUGUST 31, 1997
--------------------------------------------------------------------------------




                                                                        SUPPLEMENTAL INFORMATION BY FUND
                                                -----------------------------------------------------------------------------------

                                                   MONEY                                               AGGRESSIVE      INTER-
                                                   MARKET       BOND       BALANCED        GROWTH        GROWTH       NATIONAL
                                                    FUND        FUND         FUND           FUND          FUND          FUND

  Cash and equivalents                             $  50,943   $           $              $             $       194    $   1,568

  Investments, at fair value (Notes B and C):
    CitFed Bancorp stock
    Federated U.S. Government
      Securities                                                 199,902
    Golden Rainbow - A James Advised
      Mutual Fund                                                            2,878,435
    Founders Growth Fund                                                                    3,989,173
    Invesco Dynamics Fund                                                                                 1,091,150
    Managers International Equity Fund                                                                                   483,003
    Federated Prime Obligation Fund                  648,205
    Pooled Loan Account
    Strong Money Market Fund                             363
                                                   ---------   ---------   -----------    -----------   -----------    ---------
          Total investments                          648,568     199,902     2,878,435      3,989,173     1,091,150      483,003

  Receivables:
    Employer contributions                             3,975       1,626        16,591         26,108        10,121        5,115
    Participant contributions, including
      loan repayments                                  1,806         861         6,785         10,414         4,272        2,246
                                                   ---------   ---------   -----------    -----------   -----------    ---------
NET ASSETS AVAILABLE FOR
  BENEFITS                                         $ 705,292   $ 202,389   $ 2,901,811    $ 4,025,695   $ 1,105,737    $ 491,932
                                                   =========   =========   ===========    ===========   ===========    =========



                                                                      LOAN
                                                     STOCK FUND       FUND         TOTAL

  Cash and equivalents                             $              $           $     52,705

  Investments, at fair value (Notes B and C):
    CitFed Bancorp stock                             6,943,684                   6,943,684
    Federated U.S. Government
      Securities                                                                   199,902
    Golden Rainbow - A James Advised
      Mutual Fund                                                                2,878,435
    Founders Growth Fund                                                         3,989,173
    Invesco Dynamics Fund                                                        1,091,150
    Managers International Equity Fund                                             483,003
    Federated Prime Obligation Fund                                                648,205
    Pooled Loan Account                                             339,534        339,534
    Strong Money Market Fund                                                           363
                                                   -----------    ---------   ------------
          Total investments                          6,943,684      339,534     16,573,449

  Receivables:
    Employer contributions                              26,524                      90,060
    Participant contributions, including
      loan repayments                                   10,979                      37,363
                                                   -----------    ---------   ------------
NET ASSETS AVAILABLE FOR
  BENEFITS                                         $ 6,981,187    $ 339,534   $ 16,753,577
                                                   ===========    =========   ============



See notes to financial statements.

SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AUGUST 31, 1996
--------------------------------------------------------------------------------



                                                              SUPPLEMENTAL INFORMATION BY FUND
                                                       -----------------------------------------------

                                                                             MONEY
                                                          BALANCED          MARKET            LOAN
                                                            FUND             FUND             FUND
  Cash and equivalents                                  $     3,351       $  89,458        $
  Investments, at fair value (Notes B and C):
    Golden Rainbow - A James Advised
      Mutual Fund                                         4,108,395
    Federated cash plus prime obligations fund                              359,222
    CitFed Bancorp Inc. common stock
    SEI equity mutual funds
    SEI bond mutual funds
    Loans to participants                                                                    238,451

  Receivables:
    Employer contributions                                    4,464             695
    Participant contributions,
      including loan repayments                              14,440           1,700
                                                        ------------      ----------       ----------
NET ASSETS AVAILABLE FOR
  BENEFITS                                              $ 4,130,650       $ 451,075        $ 238,451
                                                        ============      ==========       ==========




                                                              SUPPLEMENTAL INFORMATION BY FUND
                                                       -----------------------------------------------

                                                            STOCK          GROWTH            BOND
                                                            FUND            FUND             FUND              TOTAL
  Cash and equivalents                                  $    43,753      $    31,075       $ (16,889)       $    150,748
  Investments, at fair value (Notes B and C):
    Golden Rainbow - A James Advised
      Mutual Fund                                                                                              4,108,395
    Federated cash plus prime obligations fund                                                                   359,222
    CitFed Bancorp Inc. common stock                      4,082,175                                            4,082,175
    SEI equity mutual funds                                                2,058,725                           2,058,725
    SEI bond mutual funds                                                                    225,840             225,840
    Loans to participants                                                                                        238,451

  Receivables:
    Employer contributions                                    3,243            3,027             383              11,812
    Participant contributions,
      including loan repayments                              10,210            9,617           1,196              37,163
                                                        ------------     ------------      ----------       ------------
NET ASSETS AVAILABLE FOR
  BENEFITS                                              $ 4,139,381      $ 2,102,444       $ 210,530        $ 11,272,531
                                                        ============     ============      ==========       ============


See notes to financial statements.

SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED AUGUST 31, 1997
--------------------------------------------------------------------------------

                                                                     SUPPLEMENTAL INFORMATION BY FUND
                                             --------------------------------------------------------------------------------

                                                MONEY                                               AGGRESSIVE      INTER-
                                                MARKET       BOND       BALANCED        GROWTH        GROWTH       NATIONAL
                                                 FUND        FUND         FUND           FUND          FUND          FUND
INVESTMENT INCOME:
  Net appreciation (depreciation) in
    fair value of investments (Notes B
   and C)                                       $           $    (128)  $   245,850    $   882,508   $    56,878    $  46,671
  Interest and dividend income                     18,735       7,822       171,855                      106,486       11,780
                                                ---------   ---------   -----------    -----------   -----------    ---------

         Total investment income                   18,735       7,694       417,705        882,508       163,364       58,451
                                                ---------   ---------   -----------    -----------   -----------    ---------

CONTRIBUTIONS (Note A):
  Participants (including loan
    repayments)                                    85,684      12,274       209,254        334,289       130,627       58,037
  Employer                                         14,458       4,621        62,961         96,030        34,321       16,903
  Rollover                                         24,245                       720          8,668        16,161          190
                                                ---------   ---------   -----------    -----------   -----------    ---------

          Total contributions                     124,387      16,895       272,935        438,987       181,109       75,130
                                                ---------   ---------   -----------    -----------   -----------    ---------

TOTAL

LOANS TO PARTICIPANTS                             (11,169)       (159)      (26,621)       (60,008)       (9,254)      (4,708

DISTRIBUTIONS TO PARTICIPANTS                     (10,373)        (95)     (121,400)      (250,177)      (66,037)     (24,260
                                                ---------   ---------   -----------    -----------   -----------    ---------

NET INCREASE                                      121,580      24,335       542,619      1,011,310       269,182      104,613

FUND TRANSFERS                                    132,637     (32,476)   (1,771,458)       911,941       836,555      387,319

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                               451,075     210,530     4,130,650      2,102,444
                                                ---------   ---------   -----------    -----------   -----------    ---------


  End of year                                   $ 705,292   $ 202,389   $ 2,901,811    $ 4,025,695   $ 1,105,737    $ 491,932
                                                =========   =========   ===========    ===========   ===========    =========




                                               SUPPLEMENTAL INFORMATION BY FUND
                                               --------------------------------

                                                                      LOAN
                                                     STOCK FUND       FUND             TOTAL
INVESTMENT INCOME:
  Net appreciation (depreciation) in
    fair value of investments (Notes B
   and C)                                            $ 3,119,646    $                $ 4,351,425
  Interest and dividend income                            31,995                         348,673
                                                     -----------    ----------      ------------

         Total investment income                       3,151,641                       4,700,098
                                                     -----------    ----------      ------------

CONTRIBUTIONS (Note A):
  Participants (including loan
    repayments)                                          302,149     (112,887)         1,019,427
  Employer                                                92,515                         321,809
  Rollover                                               172,143                         222,127
                                                     -----------    ----------      ------------

          Total contributions                            566,807     (112,887)         1,563,363
                                                     -----------    ----------      ------------

TOTAL

LOANS TO PARTICIPANTS                                   (102,051)     213,970

DISTRIBUTIONS TO PARTICIPANTS                           (310,073)                       (782,415)
                                                     -----------    ----------      ------------

NET INCREASE                                           3,306,324      101,083          5,481,046

FUND TRANSFERS                                          (464,518)

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                                    4,139,381      238,451         11,272,531
                                                     -----------    ----------      ------------

  End of year                                        $ 6,981,187    $ 339,534       $ 16,753,577
                                                     ===========    ==========      ============



See notes to financial statements.

SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED AUGUST 31, 1996
--------------------------------------------------------------------------------


                                                                  SUPPLEMENTAL INFORMATION BY FUND
                                                 ----------------------------------------------------------------

                                                                         MONEY
                                                        BALANCED         MARKET           LOAN            STOCK
                                                          FUND            FUND            FUND             FUND
INVESTMENT INCOME:
  Net appreciation (depreciation)
    in fair value of investments
   (Notes B and C)                                  $    43,401       $               $              $     9,341
  Interest and dividend income                          170,597          23,493                           31,418
                                                    -----------       ---------       ---------      -----------

         Total investment income                        213,998          23,493                           40,759
                                                    -----------       ---------       ---------      -----------

CONTRIBUTIONS (Note A):
  Participants, including loan repayments               407,507          59,996        (124,161)         300,603
  Employer                                              109,369          20,019                           81,362
  Rollover                                                1,686          20,677                          100,614
                                                    -----------       ---------       ---------      -----------

          Total contributions                           518,562         100,692        (124,161)         482,579
                                                    -----------       ---------       ---------      -----------

TOTAL                                                   732,560         124,185        (124,161)         523,338

LOANS TO PARTICIPANTS                                   (75,377)        (14,765)        152,571          (33,359)

DISTRIBUTIONS TO PARTICIPANTS                          (315,566)        (23,909)                        (145,467)
                                                    -----------       ---------       ---------      -----------

NET INCREASE                                            341,617          85,511          28,410          344,512

FUND TRANSFERS                                         (304,369)       (147,804)                           9,800

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                                   4,093,402         513,368         210,041        3,785,069
                                                    -----------       ---------       ---------      -----------


  End of year                                       $ 4,130,650       $ 451,075       $ 238,451      $ 4,139,381
                                                    ===========       =========       =========      ===========




                                                   SUPPLEMENTAL INFORMATION BY FUND
                                                   --------------------------------
                                                        GROWTH               BOND
                                                         FUND                FUND            TOTAL
INVESTMENT INCOME:
  Net appreciation (depreciation)
    in fair value of investments
   (Notes B and C)                                  $   181,148           $ (3,284)         $ 230,606
  Interest and dividend income                           14,315             13,586            253,409
                                                    -----------          ----------      ------------

         Total investment income                        195,463             10,302            484,015
                                                    -----------          ----------      ------------

CONTRIBUTIONS (Note A):
  Participants, including loan repayments               279,965             56,703            980,613
  Employer                                               74,943             22,891            308,584
  Rollover                                               11,805              2,403            137,185
                                                    -----------          ----------      ------------

          Total contributions                           366,713             81,997          1,426,382
                                                    -----------          ----------      ------------

TOTAL                                                   562,176             92,299          1,910,397

LOANS TO PARTICIPANTS                                   (14,531)           (14,539)

DISTRIBUTIONS TO PARTICIPANTS                      )    (77,594)            (4,127)          (566,663
                                                    -----------          ----------      ------------

NET INCREASE                                            470,051             73,633          1,343,734

FUND TRANSFERS                                          545,799           (103,426)

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                                   1,086,594            240,323          9,928,797
                                                    -----------          ----------      ------------


  End of year                                       $ 2,102,444          $ 210,530       $ 11,272,531
                                                    ===========          =========       ============



See notes to financial statements.

SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED AUGUST 31, 1995
--------------------------------------------------------------------------------



                                                      SUPPLEMENTAL INFORMATION BY FUND
                                          ---------------------------------------------------------

                                                             MONEY
                                              BALANCED       MARKET          LOAN            STOCK
                                                FUND          FUND           FUND            FUND
INVESTMENT INCOME:
  Net appreciation in fair value of
    investments (Notes B and C)            $   339,801                                   $   695,317
  Interest and dividend income                 146,821     $  24,099                          29,351
                                           -----------     ---------                     -----------

         Total investment income               486,622        24,099                         724,668
                                           -----------     ---------                     -----------

CONTRIBUTIONS (Note A):
  Participants, including loan repayments      397,270        46,487       $(100,988)        233,430
  Employer                                     117,986        16,923                          65,705
  Rollover                                      17,814        11,861                          39,856
                                           -----------     ---------       ---------     -----------

          Total contributions                  533,070        75,271        (100,988)        338,991
                                           -----------     ---------       ---------     -----------

TOTAL                                        1,019,692        99,370        (100,988)      1,063,659

LOANS TO PARTICIPANTS                          (67,600)       (2,778)        133,814         (31,443)

DISTRIBUTIONS TO PARTICIPANTS                 (234,221)      (69,136)                        (35,012)

OTHER, NET                                      (4,576)         (128)                          2,199
                                           -----------     ---------       ---------     -----------

NET INCREASE                                   713,295        27,328          32,826         999,403

FUND TRANSFERS                                (305,458)      165,475                         239,425

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                          3,685,565       320,565         177,215       2,546,241
                                           -----------     ---------       ---------     -----------


  End of year                              $ 4,093,402     $ 513,368       $ 210,041     $ 3,785,069
                                           ===========     =========       =========     ===========



                                          SUPPLEMENTAL INFORMATION BY FUND
                                          --------------------------------

                                                 GROWTH             BOND
                                                  FUND              FUND           TOTAL
INVESTMENT INCOME:
  Net appreciation in fair value of
    investments (Notes B and C)               $   154,398        $   4,840     $ 1,194,356
  Interest and dividend income                     15,420           12,742         228,433
                                              -----------        ---------     -----------

         Total investment income                  169,818           17,582       1,422,789
                                              -----------        ---------     -----------

CONTRIBUTIONS (Note A):
  Participants, including loan repayments         173,404           30,938         780,541
  Employer                                         50,119           10,161         260,894
  Rollover                                         17,915           10,891          98,337
                                              -----------        ---------     -----------

          Total contributions                     241,438           51,990       1,139,772
                                              -----------        ---------     -----------

TOTAL                                             411,256           69,572       2,562,561

LOANS TO PARTICIPANTS                             (26,302)          (5,691)

DISTRIBUTIONS TO PARTICIPANTS             )       (49,861)         (16,286)       (404,516

OTHER, NET                                )        (1,376)            (351)         (4,232
                                              -----------        ---------     -----------

NET INCREASE                                      333,717           47,244       2,153,813

FUND TRANSFERS                                    (63,551)         (35,891)

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                               816,428          228,970       7,774,984
                                              -----------        ---------     -----------


  End of year                                 $ 1,086,594        $ 240,323     $ 9,928,797
                                              ===========        ==========    ===========


See notes to financial statements.

SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED AUGUST 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------


A.    DESCRIPTION OF PLAN

      The following brief description of the Savings and Investment 401(k) Plan ("the Plan") of Citizens Federal Bank, F.S.B. and Related Companies ("the Bank"), provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined-contribution savings plan in which participation is voluntary. Employees who have completed one year of service with the Bank as of the Plan's entry dates (September 1 and March
      1) are eligible to participate. Effective September 1, 1997, the Plan was amended to allow quarterly entry dates. The Plan is administered by a Committee appointed by the Board of Directors of the Bank. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS - Subject to certain limitations, participating employees may contribute from 1% to 8% of their eligible compensation. The Bank contributes 55% of the first 4% of each participant's contributions, excluding certain executives. The Bank may also contribute a percentage of its net income at the discretion of its Board of Directors.

      INVESTMENT FUNDS - As of September 1, 1996, the Plan added investment options available to participants and also changed the specific investment choices available to participants. Participants may choose to invest in:

            Money Market Fund - This fund seeks to provide current income through investments in a portfolio of short-term, money market instruments.

            Bond Fund - This fund seeks to preserve capital and provide a moderate level of income by investing in short and intermediate term securities.

            Balanced Fund - This fund invests in a combination of stocks and bonds. Its objective is to provide balanced growth and income.

            Growth Fund - This fund seeks to provide long-term growth of capital through a diversified domestic equity strategy.

            Aggressive Growth Fund - This fund seeks long-term capital appreciation through investments in companies that are in an early stage of growth or that offer opportunities created by short-term industry or market conditions.

            International Fund - This fund seeks long-term capital appreciation through investments in equity securities of companies domiciled outside of the United States.

            Stock Fund - This fund is invested in the common stock of CitFed Bancorp, Inc., the parent company of Citizens Federal Bank.

            Loan Fund - This fund accounts for loans to plan participants.

      PARTICIPANTS' ACCOUNTS - Participants may choose to have contributions invested in the various investment funds in multiples of 10%. Elective contributions of the Bank are allocated annually based on eligible compensation of participants and bank contributions are invested based on the same allocation as participant contributions.

      VESTING AND DISTRIBUTIONS - Employee contributions are fully vested at all times and not subject to forfeiture. Bank contributions are fully vested after six years of participation in the Plan, or upon death, retirement (after age 55) or disability. If employment is terminated before retirement for any reason other than death or disability, the employee's elective contributions and the vested portion of the Bank's contributions are paid. Subject to certain restrictions, participants may withdraw all or part of the vested portion of their accounts without terminating employment.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If terminated, participant accounts become fully vested and are distributable at the direction of the Committee in accordance with the provisions of the Plan (see Note E).

      ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan for the years ended August 31, 1997, 1996 and 1995 were paid by the Bank.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      INVESTMENTS - Investments are stated at fair value based upon quoted prices. The net unrealized appreciation or depreciation of investments is included in the change in net assets.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

C.    INVESTMENTS

      Investments at fair value exceeding five percent of the net assets of the plan at August 31, 1997 and 1996 were:



                                                                          AUGUST 31
                                                                --------------------------------
                                                                     1997               1996
Golden Rainbow - A James Advised Mutual Fund                    $2,878,435.00      $4,108,395.00
CitFed Bancorp Inc. common stock                                 6,943,684.00       4,082,175.00
SEI large cap growth fund                                                             870,352.00
SEI large cap value fund                                                              846,272.00
Founders Growth Fund                                             3,989,173.00
Invesco Dynamics Fund                                            1,091,150.00


D.    TAX STATUS

      The Plan obtained its latest determination letter on March 2, 1992, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in the Plan's financial statements.

E.    DISTRIBUTIONS

      As of August 31, 1997, amounts allocated to participants who had elected to withdraw from the Plan but had not yet been paid totaled $9,604. As of August 31, 1996, amounts allocated to participants who had elected to withdraw from the Plan but had not yet been paid totaled $90,117.

E.    SUBSEQUENT EVENTS

      In January, 1998, CitFed Bancorp, Inc. (parent of Plan sponsor) announced a proposed merger with Fifth Third Bancorp. The transaction is subject to regulatory and shareholder approval. Plan management does not know what impact, if any, the pending merger will have on the Plan.

                                   * * * * * *

SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AUGUST 31, 1997
--------------------------------------------------------------------------------


                                                      NUMBER OF
                                                      SHARES OR                                       FAIR
DESCRIPTION                                           UNITS HELD                  COST                VALUE
CitFed Bancorp Inc., Common Stock                        157,811             $ 4,135,146           $ 6,943,684
Federated U.S. Government Securities Fund                 19,038                 199,190               199,902
 Golden Rainbow Fund                                     145,448               2,403,507             2,878,435
Founders Growth Fund                                     205,099               3,453,700             3,989,173
 Invesco Dynamics Fund                                    72,550               1,236,315             1,091,150
 Managers International Equity Fund                       10,149                 443,547               483,003
Federated Prime Obligation Fund                          648,205                 648,205               648,205
 Loans receivable                                        339,534                 339,534               339,534
 Strong Money Market Fund                                    363                     363                   363
                                                                            ------------        --------------
                                                                            $ 12,859,507           $16,573,449
                                                                            ============        ==============

FIRST TRUST MONEY MARKET ACCOUNT                                            $     52,705         $      52,705
                                                                            ============         =============


SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS -
SINGLE TRANSACTION IN EXCESS OF FIVE PERCENT OF NET ASSETS
YEAR ENDED AUGUST 31, 1997
--------------------------------------------------------------------------------



                                                PURCHASES                                         SALES
                                       ---------------------------   -------------------------------------------------------------

                                       NUMBER OF                      NUMBER OF
                                         SHARES                        SHARES
                                       PURCHASED      AMOUNT            SOLD        PROCEEDS         COST        GAIN
SEI Large Cap Growth Fund                                                $ 63,138     $ 979,263      $ 742,221   $ 237,042
SEI Large Cap Value Fund                                                   60,871       913,680        749,947     163,733
CitFed Bancorp, Inc., Common Stock           19,817    $ 847,177
Founders Growth Fund                        206,217    3,445,886
Invesco Dynamics Fund                        67,609      950,589


SAVINGS AND INVESTMENT 401(k) PLAN OF
CITIZENS FEDERAL BANK, F.S.B. AND RELATED COMPANIES

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS -
SERIES OF TRANSACTIONS IN EXCESS OF FIVE PERCENT OF NET ASSETS
YEAR ENDED AUGUST 31, 1997


                                                                PURCHASES
                                                ------------------------------------------

                                                  NUMBER OF
                                                   TRANS-      NUMBER OF
                                                  ACTIONS       SHARES        AMOUNT
CitFed Bancorp, Inc., Common Stock                   62          58,308    $ 2,225,837
Federated Prime Obligation Fund                      65         771,313        771,313
Founders Growth Fund                                 65         251,981      4,243,190
Golden Rainbow Fund                                  51          36,045        675,746
Invesco Dynamics Fund                                44          90,200      1,258,794
SEI Large Cap Growth Fund                             3             774         11,490
SEI Large Cap Value Fund                              3           1,357         19,904
Strong Money Market Fund                             83         580,913        580,913




                                                                                SALES
                                                  -----------------------------------------------------------------

                                                  NUMBER OF
                                                   TRANS-      NUMBER OF                                      GAIN
                                                  ACTIONS       SHARES       PROCEEDS         COST            (LOSS)
CitFed Bancorp, Inc., Common Stock                   62           9,355    $  345,307       $ 245,130        $ 100,177
Federated Prime Obligation Fund                      55         123,109       123,109         123,109
Founders Growth Fund                                 96          46,884       808,183         789,490           18,693
Golden Rainbow Fund                                  73         126,168     2,298,582       2,103,253          195,329
Invesco Dynamics Fund                                64          17,649       223,834         246,313          (22,479)
SEI Large Cap Growth Fund                             4          63,209       980,405         745,471          234,934
SEI Large Cap Value Fund                              4          61,207       918,774         757,256          161,518
Strong Money Market Fund                             50         580,550       580,550         580,550



                                  SIGNATURE


        The Plan.      Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        CITIZENS FEDERAL BANK, F.S.B., AND
                                         RELATED COMPANIES SAVINGS AND
                                         INVESTMENT 401(k) PLAN



Date: March 2, 1998                     By: /s/ Clarence E. Bowman
     ----------------------                --------------------------------
                                           Clarence E. Bowman
                                           Title:   Trustee




Date: March 2, 1998                     By: /s/ Alan B. Schaeffer, Esq.
     ----------------------                --------------------------------
                                           Alan B. Schaeffer, Esq.
                                           Title:   Trustee




Date: March 2, 1998                     By: /s/ Leon A. Whitney
     ----------------------                --------------------------------
                                           Leon A. Whitney
                                           Title:  Trustee

                              INDEX TO EXHIBITS


EXHIBIT NO.                   DESCRIPTION
------- ---                   -----------
   23.1                       Independent Auditors' Consent